Exhibit 99.1
AURORA METALS (BVI) LIMITED

NEWS RELEASE 01-2008	January 3, 2008

Trading Symbol:
CUSIP No.: G0630P105	NASD OTC BB: AURMF

NEWS RELEASE

Aurora Metals (BVI) Limited files lawsuit against Trend Mining Company

Road Town, Tortola, British Virgin Islands, - January 3, 2008 - (NASD OTC BB: “AURMF”) Aurora Metals (BVI) Limited (the “Company”, “Aurora Metals”) announced that it has filed a lawsuit in the Montana 22nd Judicial District Court on December 20, 2007 against Trend Mining Company ("Trend") concerning their Joint Venture agreement.

According to the Joint Venture Agreement, Trend was required to contribute not less than US$2 million in annual and cumulative expenditures during the 5-year earn-in period to earn a participating interest in two leases covering unpatented mining claims in Stillwater and Sweet Grass Counties, Montana. Aurora claims, among other things, that Trend did not make the minimum annual exploration expenditures required under the Joint Venture Agreement.

Aurora is seeking judgment against Trend declaring that, among other things, the Joint Venture Agreement has expired and or terminated and that Trend has no right, title, or interest in the subject leases or the subject mining claims.

Aurora Metals is a mineral exploration and resource-related company focusing on the exploration and development of its Montana properties. Aurora Metals stock trades under the symbol “AURMF” on the NASD OTC Bulletin Board in the United States of America.

For further information, please call Cameron Richardson
Phone:	+1 (604) 687-4432
Address:	PO box 438, Road Town, Tortola, British Virgin Islands, VG1110
Website:	www.aurorametalsbvi.com

ON BEHALF OF THE BOARD

“Cameron Richardson”

Cameron Richardson
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; our ability to acquire properties on commercially viable terms; challenges to our title to our properties; operating or technical difficulties in connection with our exploration and development activities; currency fluctuations; fluctuating market prices for precious and base medals; the speculative nature of precious and base medals exploration and development activities; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330. The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S. Securities & Exchange Commission at http://www.sec.gov.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.